UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): November 3, 2015

ASHLAND INC.

(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532

(Commission File Number)

20-0865835
(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On November 3, 2015, Ashland Inc. ("Ashland") announced preliminary fourth quarter results, which are discussed in more detail in the news release (the "News Release") attached to this Current Report on Form 8-K ("Form 8-K") as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

Item 7.01. Regulation FD Disclosure

On November 3, 2015, Ashland will make available the News Release, a slide presentation and prepared remarks on the "Investor Center" section of Ashland's website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference solely for purposes of this Item 7.01 disclosure.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits
99.1   News Release dated November 3, 2015.
99.2   Slide Presentation dated November 3, 2015.
99.3   Prepared Remarks dated November 3, 2015.

In connection with the disclosures set forth in Items 2.02 and 7.01, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

November 3, 2015	/s/ J. Kevin Willis
	J. Kevin Willis
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated November 3, 2015.

99.2   Slide Presentation dated November 3, 2015.

99.3   Prepared Remarks dated November 3, 2015.

Exhibit 99.1

News Release



November 3, 2015

Ashland Inc. reports preliminary financial results for fourth quarter of fiscal 2015

- *Loss from continuing operations, which includes an actuarial loss on pension, equals $0.88 per diluted share*
- *Adjusted earnings from continuing operations grow 14 percent, to $1.62 per diluted share, marking the sixth consecutive quarter of year-over-year growth*
- *Adjusted EBITDA equals $265 million; EBITDA margin rises 300 basis points to 20.7 percent*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemicals and, through Valvoline, a premium consumer-branded lubricant supplier, today announced preliminary[1] financial results for the fiscal fourth quarter ended September 30, 2015.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Sept. 30			
	2015		2014	
Operating loss	$	(101)	$	(175)
Key items*		279		355
Adjusted operating income*	$	178	$	180
Adjusted EBITDA*	$	265	$	272
Diluted earnings (loss) per share (EPS)				
From net income	$	(0.82)	$	0.93
From continuing operations	$	(0.88)	$	(0.35)
Key items*		2.50		1.77
Adjusted EPS from continuing operations*	$	1.62	$	1.42
Cash flows provided by operating activities from continuing operations	$	248	$	176
Free cash flow*		130		79

* See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.

Ashland reported a loss from continuing operations of $59 million, or $0.88 per diluted share, on sales of nearly $1.3 billion. These results included six key items that together reduced income from continuing operations by approximately $169 million, net of tax, or $2.50 per diluted share. For the year-ago quarter, Ashland reported a loss from continuing operations of $26 million, or $0.35 per diluted share, on sales of $1.5 billion. There were five key items in the year-ago quarter that, on a combined basis, reduced income from continuing operations by $131 million after tax, or $1.77 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items.) For the remainder of this news release, financial results have been adjusted to exclude the effect of key items in both the current and prior-year quarters.

On an adjusted basis, Ashland's income from continuing operations in the fourth quarter of fiscal 2015 was $110 million, or $1.62 per diluted share, versus $105 million, or $1.42 per diluted share, for the year-ago quarter. This performance marks another quarter of year-over-year growth in adjusted earnings per share.

Ashland's results as compared to the year-ago quarter were as follows:
- In spite of growth in several core product lines, Ashland's overall sales continued to be negatively affected by the divestiture of non-core product lines, foreign exchange rates and reduced demand in the North American energy market. Together these factors reduced sales by approximately $216 million;
- As a result of the global restructuring and foreign exchange rates, selling, general and administrative (SG&A) costs declined 1 percent, to $253 million when adjusted for key items; and
- Adjusted EBITDA margin rose by 300 basis points, to 20.7 percent. This improvement was driven by an increasingly differentiated product mix and margin management.

"The Ashland team delivered another quarter of strong earnings and margin growth as we continued to execute at a high level despite some significant headwinds that have reduced our top-line results," said William A. Wulfsohn, Ashland chairman and chief executive officer. "Our focus on higher-margin product lines, combined with continued cost discipline and previous share repurchases, contributed to a 14 percent increase in Ashland's adjusted earnings per share from the prior year. In addition to this strong growth, all three of Ashland's business units met or exceeded their EBITDA margin expectations for both the fourth quarter and the full year."

He continued: "Ashland Specialty Ingredients reported its sixth consecutive quarter of year-over-year margin improvement, helped by good growth in its value-added pharmaceutical and hair-care product lines. Within Ashland Performance Materials, composites posted strong year-over-year margin growth as a result of good cost management and its focus on product innovation and application development. Valvoline capped a record year with continued improvement in channel and product mix, strong same-store sales growth at Valvoline Instant Oil Change^{SM} (VIOC) and good overall volume growth."

Ashland generated $130 million of free cash flow in the fourth quarter, compared to $79 million in the year-ago period. These strong results were driven by efficient use of working capital. Wulfsohn said Ashland continues to prioritize the effective allocation of capital through targeted investments in core product line growth and in return of cash to shareholders. These investments have been focused on end markets such as coatings, personal care and pharmaceuticals. During the fourth quarter, Ashland completed the acquisition of AkzoNobel's patented Zeta Fraction^{TM} technology, which broadens Ashland's value-added portfolio in the personal care, pharmaceutical, food and beverage, and agriculture markets.

Reportable Segment Performance

To aid understanding of Ashland's ongoing business performance, the results of Ashland's reportable segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

Specialty Ingredients reported another quarter of year-over-year EBITDA margin improvement, driven by better business and product mix, good cost control and positive price over cost. EBITDA margin increased 80 basis points to 23.9 percent. Good cost management led to a 3 percent decline in SG&A expenses. Despite growth in several core product lines, overall sales declined 15 percent, to $540 million, largely as a result of weak energy markets, foreign currency and exited product lines. Consistent with the company's expectations, EBITDA was below prior year.

Within the Consumer Specialties division, pharmaceutical ingredients again led the way with currency-adjusted sales rising 4 percent. Demand was particularly strong for Ashland's value-added cellulosics, where the company has capitalized on its more differentiated controlled-release chemistries. Overall results within personal care were mixed. Sales declined by a currency-adjusted 3 percent on lower demand from our sun- and oral-care customers. These results were offset by improved demand for Ashland's hair-care products, where the company is seeing good growth. Within the Industrial Specialties division, sales declined 22 percent due to continued weakness in the North American energy market and the combined impact from exited product lines and foreign currency. Within coatings, Ashland is seeing good volume growth supported by a recent increase in manufacturing capacity. The company also reported growth in its construction additives products.

Looking ahead to the first quarter of fiscal 2016, Specialty Ingredients expects continued growth in the high-value-add, higher-margin areas of the business. However, the business unit expects to face headwinds from currency, continued weakness in energy markets and exited product lines. Specialty Ingredients expects first-quarter sales to be in the range of $490-$510 million, in line with normal seasonality, and EBITDA margins to be in the range of 20-21 percent.

Ashland Performance Materials reported better-than-expected results as the combination of lower raw-material costs, good pricing discipline and the impact of a planned turnaround at a manufacturing facility in the year-ago period led to strong year-over-year margin improvement. EBITDA rose 6 percent, to $33 million, while EBITDA margin climbed 480 basis points, to 12.9 percent. Composites posted strong year-over-year margin growth driven by continued pricing discipline amid a volatile raw-material environment and by its strategic focus on product innovation and application development. Within the Intermediates and Solvents (I&S) division, year-over-year volume growth was offset by weaker product mix and generally soft butanediol pricing. On an as-reported basis, Performance Materials' sales for the fourth quarter of fiscal 2015 declined 33 percent. However, the impact of divestitures and currency headwinds reduced sales by approximately $90 million, with pricing adjustments reflecting lower raw-material costs within Composites driving the majority of the remaining decline.

For the first quarter of fiscal 2016, Performance Materials expects sales to decline sequentially, consistent with normal seasonality. Softer volumes in Composites are expected to be offset by good pricing discipline, despite lower raw-material costs. As a result, Performance Materials expects sales to be in the range of $230-$250 million and EBITDA margin of 13.5-14.5 percent.

Valvoline reported record fourth-quarter earnings driven by good margin management, continued improvement in channel and product mix, strong same-store sales growth at VIOC and good overall volume growth. EBITDA rose 11 percent, to $97 million, marking the eighth consecutive quarter of year-over-year growth. EBITDA as a percent of sales was 20 percent, an increase of 330 basis points versus the prior year. Total sales declined 7 percent, to $484 million, primarily as a result of currency headwinds and pass-through pricing from lower raw-material costs. Within the Do-it-Yourself (DIY) channel, volume was essentially unchanged. At VIOC, same-store sales rose nearly 9 percent at company-owned sites. In total, VIOC sales at company-owned stores grew 11 percent versus a year ago. Over the past year, VIOC has added 20 stores, bringing the total of company-owned and franchise sites to 942 at the end of September. Within Valvoline's international channel, volume grew 15 percent, driven by strong execution of channel building efforts in addition to the effect of customer destocking in the year-ago period. Valvoline's overall mix continued to improve, with U.S. premium-branded lubricant sales volume increasing to 40.7 percent, up from 37.8 percent a year ago.

For the first quarter of fiscal 2016, Valvoline expects continued strong performances across each channel. Sales are expected to be approximately $470-$480 million, in line with normal seasonality. EBITDA margin is expected to be approximately 20 percent.

When adjusted for key items, Ashland's effective tax rate for the September 2015 quarter was 23 percent. This rate was lower than expected due primarily to discrete items. Looking ahead to fiscal 2016, the company expects its adjusted effective tax rate to be in the range of 24-26 percent.

Update on Ashland's Plan to Separate into Two Independent, Publicly Traded Companies
In late September, Ashland announced a plan to separate into two independent, publicly traded companies – one focused on specialty chemicals and the other focused on high-performance lubricants. The announcement followed a comprehensive strategic planning review by the company's global leadership team to better understand Ashland's markets, customers and the opportunities for each business to create the most value for shareholders, customers and employees.

The new Ashland will be a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets. Valvoline will focus on building the world's leading engine and automotive maintenance business by providing hands-on expertise to customers in each of its primary market channels. Each company will be a leader in its respective industry, with the capital structure, financial resources and capital allocation strategies to drive greater revenue and earnings growth.

Separation planning and key work streams are well under way. Ashland is in the process of designing each company to succeed. The work is being led by a project management team composed of business and resource group leaders from around the world. Ashland is on track to complete the separation consistent with the previously stated timeline.

"We believe this separation will create tremendous opportunities for each company to focus on a distinct set of strategic objectives and go-to-market priorities," Wulfsohn said. "The new Ashland will focus on: driving growth in higher-margin, value-added core product lines; leveraging the innovation pipeline by driving new product introductions; enhancing our commercial capabilities; optimizing the business and product portfolio; and taking a disciplined approach to capital investment. Separately, Valvoline will focus on growing its network of Valvoline Instant Oil Change stores, leveraging the Valvoline brand across multiple channels to capture new market share, and expanding its presence in Asia, Europe, Latin America and other international markets. We look forward to sharing more information during Ashland's investor conference in New York City on November 11."

He concluded: "The Ashland team executed at a high level to deliver year-over-year earnings and margin growth amid a number of broader economic challenges. We believe Ashland is now poised to take the final step in a more than decade-long transformation. We still have a lot of work ahead of us, but it's an exciting time as we create two great companies that are positioned for success with the flexibility, strategic focus and financial resources to generate faster, more profitable growth."

Conference Call Webcast
Ashland will host a live webcast of its fourth-quarter conference call with securities analysts at 9 a.m. EST Wednesday, November 4, 2015. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures
This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland
Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including architectural coatings, adhesives, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

- 0 -

C-ASH

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the expected timetable for completing the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland's expectations

and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed separation will not be consummated within the anticipated time period or at all, including as the result of regulatory market or other factors; the potential for disruption to Ashland's business in connection with the proposed separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the separation, Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program); Ashland's ability to generate sufficient cash to finance its stock repurchase plans; severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as result of new information, future event or otherwise.

[1] Preliminary Results
Financial results are preliminary until Ashland's Form 10-K is filed with the SEC.

[SM] Service mark, Ashland or its subsidiaries, registered in various countries.
[TM] Trademark, Ashland or its subsidiaries, registered in various countries.

FOR FURTHER INFORMATION:

Investor Relations:
Seth A. Mrozek
+1 (859) 815-3527
samrozek@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2015	**2014**	**2015**	**2014**
Sales	$ 1,280	$ 1,538	$ 5,387	$ 6,121
Cost of sales	970	1,227	3,814	4,605
GROSS PROFIT	310	311	1,573	1,516
Selling, general and administrative expense	383	466	1,028	1,358
Research and development expense	36	27	110	114
Equity and other income	8	7	23	2
OPERATING INCOME (LOSS)	(101)	(175)	458	46
Net interest and other financing expense	38	42	174	166
Net gain (loss) on divestitures	3	-	(115)	4
INCOME (LOSS) FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	(136)	(217)	169	(116)
Income tax benefit	(77)	(191)	(22)	(188)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(59)	(26)	191	72
Income from discontinued operations (net of taxes)	4	94	118	161
NET INCOME (LOSS)	$ (55)	$ 68	$ 309	$ 233
DILUTED EARNINGS PER SHARE				
Income (loss) from continuing operations	$ (0.88)	$ (0.35)	$ 2.78	$ 0.93
Income from discontinued operations	0.06	1.28	1.70	2.07
Net income (loss)	$ (0.82)	$ 0.93	$ 4.48	$ 3.00
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	67	73	69	78
SALES				
Specialty Ingredients	$ 540	$ 635	$ 2,263	$ 2,498
Performance Materials	256	383	1,157	1,582
Valvoline	484	520	1,967	2,041
	$ 1,280	$ 1,538	$ 5,387	$ 6,121
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 39	$ 61	$ 239	$ 253
Performance Materials	19	7	87	7
Valvoline	87	77	359	323
Unallocated and other	(246)	(320)	(227)	(537)
	$ (101)	$ (175)	$ 458	$ 46

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

	September 30 2015	September 30 2014
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,257	$ 1,393
Accounts receivable	961	1,202
Inventories	706	765
Deferred income taxes	155	118
Other assets	169	83
Total current assets	3,248	3,561
Noncurrent assets		
Property, plant and equipment		
Cost	4,144	4,275
Accumulated depreciation	1,962	1,861
Net property, plant and equipment	2,182	2,414
Goodwill	2,486	2,643
Intangibles	1,142	1,309
Restricted investments	285	-
Asbestos insurance receivable	180	433
Equity and other unconsolidated investments	65	81
Other assets	476	479
Total noncurrent assets	6,816	7,359
Total assets	$ 10,064	$ 10,920
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 326	$ 329
Current portion of long-term debt	55	9
Trade and other payables	573	674
Accrued expenses and other liabilities	494	675
Total current liabilities	1,448	1,687
Noncurrent liabilities		
Long-term debt	3,348	2,911
Employee benefit obligations	1,076	1,468
Asbestos litigation reserve	661	701
Deferred income taxes	89	110
Other liabilities	405	460
Total noncurrent liabilities	5,579	5,650
Stockholders' equity	3,037	3,583
Total liabilities and stockholders' equity	$ 10,064	$ 10,920

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2015	2014	2015	2014
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Net income (loss)	$ (55)	$ 68	$ 309	$ 233
Income from discontinued operations (net of taxes)	(4)	(94)	(118)	(161)
Adjustments to reconcile income from continuing operations to cash flows from operating activities				
Depreciation and amortization	86	112	341	393
Debt issuance cost amortization	1	3	18	14
Deferred income taxes	(40)	(274)	(57)	(294)
Equity income from affiliates	(3)	(4)	(15)	(25)
Distributions from equity affiliates	4	7	22	14
Stock based compensation expense	8	8	30	34
Loss on early retirement of debt	1	-	9	-
Gain on available-for-sale securities	(2)	-	(3)	-
Net loss (gain) on divestitures	(3)	-	115	(4)
Impairments of equity investments and in-process research and development	11	4	25	63
Pension contributions	(18)	(11)	(610)	(38)
Losses on pension and other postretirement plan remeasurements	246	317	255	438
Change in operating assets and liabilities (a)	16	40	(232)	(87)
Total cash provided by operating activities from continuing operations	248	176	89	580
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(118)	(97)	(265)	(248)
Proceeds (uses) from disposal of property, plant and equipment	1	(3)	3	3
Purchase of operations - net of cash acquired	(8)	-	(13)	-
Proceeds from sale of operations or equity investments	28	-	161	92
Proceeds from sales of available-for-sale securities	-	-	315	-
Purchase of available-for-sale securities	-	-	(315)	-
Funds restricted for specific transactions	-	(15)	(320)	(15)
Reimbursement from restricted investments	6	-	6	-
Proceeds from the settlement of derivative instruments	1	-	18	-
Payments from the settlement of derivative instruments	(2)	-	(7)	-
Total cash used by investing activities from continuing operations	(92)	(115)	(417)	(168)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Proceeds from issuance of long-term debt	-	-	1,100	-
Repayment of long-term debt	(64)	-	(623)	(11)
Premium on long-term debt repayment	(1)	-	(9)	-
Proceeds (repayment) from short-term debt	95	(36)	(3)	22
Repurchase of common stock	-	(829)	(397)	(954)
Debt issuance costs	-	-	(9)	-
Cash dividends paid	(26)	(24)	(98)	(103)
Excess tax benefits related to share-based payments	-	3	9	12
Total cash provided (used) by financing activities from continuing operations	4	(886)	(30)	(1,034)
CASH PROVIDED (USED) BY CONTINUING OPERATIONS	160	(825)	(358)	(622)
Cash provided (used) by discontinued operations				
Operating cash flows	(17)	15	245	63
Investing cash flows	6	1,635	24	1,608
Effect of currency exchange rate changes on cash and cash equivalents	(5)	(2)	(47)	(2)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	144	823	(136)	1,047
Cash and cash equivalents - beginning of period	1,113	570	1,393	346
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,257	$ 1,393	$ 1,257	$ 1,393
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 62	$ 82	$ 244	$ 262
Performance Materials	14	19	59	91
Valvoline	10	10	38	37
Unallocated and other	-	1	-	3
	$ 86	$ 112	$ 341	$ 393
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 76	$ 60	$ 171	$ 159
Performance Materials	17	16	33	38
Valvoline	19	17	45	36
Unallocated and other	6	4	16	15
	$ 118	$ 97	$ 265	$ 248

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries

Table 4

INFORMATION BY INDUSTRY SEGMENT

(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2015	**2014**	**2015**	**2014**
SPECIALTY INGREDIENTS				
Sales per shipping day	$ 8.4	$ 9.9	$ 8.9	$ 9.9
Metric tons sold (thousands)	78.1	91.1	324.3	355.2
Gross profit as a percent of sales (a)	32.3%	29.8%	32.4%	31.2%
PERFORMANCE MATERIALS				
Sales per shipping day	$ 4.0	$ 6.0	$ 4.6	$ 6.3
Metric tons sold (thousands)	110.6	145.1	476.6	591.1
Gross profit as a percent of sales (a)	19.3%	13.3%	18.8%	13.1%
VALVOLINE				
Lubricant sales (gallons)	43.5	41.5	167.4	162.6
Premium lubricants (percent of U.S. branded volumes)	40.7%	37.8%	40.2%	37.1%
Gross profit as a percent of sales (a)	35.8%	31.1%	35.6%	31.8%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries   Table 5
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

| | **Three Months Ended September 30, 2015** | | | | |
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ (3)	$ -	$ -	$ (3)	$ (6)
Impairment of IPR&D assets	(11)	-	-	-	(11)
Customer claim	(13)	-	-	-	(13)
Environmental reserve adjustment	(3)	-	-	-	(3)
Losses on pension and other postretirement plan remeasurements	-	-	-	(246)	(246)
All other operating income	69	19	87	3	178
Operating income (loss)	39	19	87	(246)	(101)
NET INTEREST AND OTHER FINANCING EXPENSE				38	38
NET GAIN ON DIVESTITURES				3	3
INCOME TAX EXPENSE (BENEFIT)					
Key items				(104)	(104)
Discrete items				(6)	(6)
All other income tax expense				33	33
				(77)	(77)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 39	$ 19	$ 87	$ (204)	$ (59)

| | **Three Months Ended September 30, 2014** | | | | |
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ (19)	$ (1)	$ -	$ (9)	$ (29)
Impairment of IPR&D assets	(4)	-	-	-	(4)
Losses on pension and other postretirement plan remeasurements	-	-	-	(317)	(317)
Legal reserve charge	-	(5)	-	-	(5)
All other operating income	84	13	77	6	180
Operating income (loss)	61	7	77	(320)	(175)
NET INTEREST AND OTHER FINANCING EXPENSE				42	42
INCOME TAX EXPENSE (BENEFIT)					
Key items				(124)	(124)
Discrete items				(100)	(100)
All other income tax expense				33	33
				(191)	(191)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 61	$ 7	$ 77	$ (171)	$ (26)

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
Free cash flow (a)	**2015**	**2014**	**2015**	**2014**
Total cash flows provided by operating activities from continuing operations	$ 248	$ 176	$ 89	$ 580
Adjustments:				
Additions to property, plant and equipment	(118)	(97)	(265)	(248)
Discretionary contribution to pension plans	-	-	500	-
Free cash flows	$ 130	$ 79	$ 324	$ 332

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

Ashland Inc. and Consolidated Subsidiaries

Table 7

RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

	Three months ended September 30			
Adjusted EBITDA - Ashland Inc.	**2015**		**2014**	
Net income (loss)	$	(55)	$	68
Income tax benefit		(77)		(191)
Net interest and other financing expense		38		42
Depreciation and amortization (a)		84		92
EBITDA		(10)		11
Income from discontinued operations (net of taxes)		(4)		(94)
Operating key items (see Table 5)		279		355
Adjusted EBITDA	$	265	$	272
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	39	$	61
Add:				
Depreciation and amortization (a)		60		63
Key items (see Table 5)		30		23
Adjusted EBITDA	$	129	$	147
Adjusted EBITDA - Performance Materials				
Operating income	$	19	$	7
Add:				
Depreciation and amortization (a)		14		18
Key items (see Table 5)		-		6
Adjusted EBITDA	$	33	$	31
Adjusted EBITDA - Valvoline				
Operating income	$	87	$	77
Add:				
Depreciation and amortization		10		10
Key items (see Table 5)		-		-
Adjusted EBITDA	$	97	$	87

(a) Depreciation and amortization excludes accelerated depreciation of $2 million for Specialty Ingredients for the three months ended September 30, 2015 and asset impairment charges of $19 million for Specialty Ingredients and accelerated depreciation of $1 million for Performance Materials for the three months ended September 30, 2014, which are displayed as key items within this table.

Exhibit 99.2

Fourth-Quarter Fiscal 2015 Earnings
November 3, 2015

ASHLAND

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should” and “intends” and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the expected timetable for completing the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed separation will not be consummated within the anticipated time period or at all, including as the result of regulatory market or other factors; the potential for disruption to Ashland’s business in connection with the proposed separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the separation, Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program); Ashland’s ability to generate sufficient cash to finance its stock repurchase plans; severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as result of new information, future event or otherwise.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Fiscal Fourth Quarter 2015
Highlights[1]







Factors affecting year-over-year EBITDA

- Reported loss from continuing operations of $0.88 per share

- **Adjusted earnings grew 14%** to $1.62 vs. $1.42 per share in prior year

- Another quarter of year-over-year adjusted EPS growth

- Adjusted EBITDA of $265 million vs. $272 million in prior year

  – Currency and divestitures – including exited product lines – represented $26 million headwind

- In September, Ashland announced the plan to create two independent, publicly-traded companies – "new" Ashland and Valvoline

  – Separation planning and activities are well underway consistent with the stated timeline

3



[1] Ashland's earnings releases dated November 3, 2015, and July 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.
[2] Divestitures includes elastomers, biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.

Fiscal Fourth Quarter – Continuing Operations
Key Items Affecting Income



($ in millions, except EPS) Preliminary	Operating Income				Total		
2015	Ashland Specialty Ingredients	Ashland Performance Materials	Valvoline	Unallocated and Other	Pre-tax	After-tax	Earnings per Share
In Process R&D	$ (11)				$ (11)	$ (7)	$ (0.10)
Restructuring	$ (3)			$ (3)	(6)	(5)	(0.07)
Environmental reserve	$ (3)				(3)	(2)	(0.03)
Customer claim	$ (13)				(13)	(12)	(0.18)
Loss on pension and OPEB				$ (246)	(246)	(149)	(2.21)
Tax adjustments					-	6	0.09
Total	$ (30)			$ (249)	$ (279)	$ (169)	$ (2.50)
2014							
In Process R&D	$ (4)				$ (4)	$ (3)	$ (0.04)
Restructuring	$ (19)	$ (1)		$ (9)	(29)	(21)	(0.28)
Legal reserve		$ (5)			(5)	(5)	(0.07)
Loss on pension and OPEB				$ (317)	(317)	(202)	(2.72)
Tax adjustments					-	100	1.34
Total	$ (23)	$ (6)		$ (326)	$ (355)	$ (131)	$ (1.77)

- Excluding intangible amortization, adjusted EPS would have been 20 cents higher, or $1.82

Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2015	2014	Change	2015	Change
Sales	$ 1,280	$ 1,538	(17) %	$ 1,367	(6) %
Gross profit as a percent of sales	33.0 %	27.8 %	520 bp	31.5 %	150 bp
Selling, general and admin./R&D costs	$ 253	$ 256	(1) %	$ 231	10 %
Operating income	$ 178	$ 180	(1) %	$ 207	(14) %
Operating income as a percent of sales	13.9 %	11.7 %	220 bp	15.1 %	(120) bp
Depreciation and amortization	$ 84	$ 92	(9) %	$ 83	1 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 265	$ 272	(3) %	$ 290	(9) %
EBITDA as a percent of sales	20.7 %	17.7 %	300 bp	21.2 %	(50) bp

- Currency and divestitures[2] were ~$180 million headwind to sales

- Mix, margins and cost execution drove 300 basis-point increase in EBITDA margin

[1] Ashland's earnings releases dated November 3, 2015, and July 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.
[2] Divestitures includes elastomers, biocides, redispersible powders (RDP) and Valvoline car care product line exited during prior four quarters.

ASHLAND.

Ashland Specialty Ingredients
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2015	2014	Change	2015	Change
Metric tons sold (in thousands) - Actives basis	78.1	91.1	(14) %	83.6	(7) %
Sales	$ 540	$ 635	(15) %	$ 579	(7) %
Gross profit as a percent of sales	35.2 %	32.8 %	240 bp	33.1 %	210 bp
Selling, general and admin./R&D costs	$ 121	$ 125	(3) %	$ 115	5 %
Operating income	$ 69	$ 84	(18) %	$ 77	(10) %
Operating income as a percent of sales	12.8 %	13.2 %	(40) bp	13.3 %	(50) bp
Depreciation and amortization	$ 60	$ 63	(5) %	$ 60	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 129	$ 147	(12) %	$ 137	(6) %
EBITDA as a percent of sales	23.9 %	23.1 %	80 bp	23.7 %	20 bp

- Energy and foreign exchange (FX) were significant headwinds to sales

- Business and product mix, as well as manufacturing and SG&A cost execution, more than offset FX headwind, leading to 80-basis-point improvement in EBITDA margin

6

[1] Ashland's earnings releases dated November 3, 2015, and July 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Performance Materials
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2015	2014	Change	2015	Change
Metric tons sold (in thousands)	110.6	145.1	(24) %	118.2	(6) %
Sales	$ 256	$ 383	(33) %	$ 278	(8) %
Gross profit as a percent of sales	19.3 %	13.6 %	570 bp	16.2 %	310 bp
Selling, general and admin./R&D costs	$ 33	$ 41	(20) %	$ 33	(0) %
Operating income	$ 19	$ 13	46 %	$ 13	46 %
Operating income as a percent of sales	7.4 %	3.4 %	400 bp	4.7 %	270 bp
Depreciation and amortization	$ 14	$ 18	(22) %	$ 14	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 33	$ 31	6 %	$ 27	22 %
EBITDA as a percent of sales	12.9 %	8.1 %	480 bp	9.7 %	320 bp

- Favorable margins in Composites offset by the Elastomers divestiture, and foreign currency translation

- I&S plant shutdown in prior year reduced EBITDA by $8 million

[1] Ashland's earnings releases dated November 3, 2015, and July 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

Valvoline
Results Summary[1]



($ in millions) Preliminary	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2015	2014	Change	2015	Change
Lubricant gallons (in millions)	43.5	41.5	5 %	44.4	(2) %
Sales	$ 484	$ 520	(7) %	$ 510	(5) %
Gross profit as a percent of sales	35.8 %	31.1 %	470 bp	37.0 %	(120) bp
Selling, general and admin./R&D costs	$ 91	$ 89	2 %	$ 88	3 %
Operating income	$ 87	$ 77	13 %	$ 107	(19) %
Operating income as a percent of sales	18.0 %	14.8 %	320 bp	21.0 %	(300) bp
Depreciation and amortization	$ 10	$ 10	- %	$ 9	11 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 97	$ 87	11 %	$ 116	(16) %
EBITDA as a percent of sales	20.0 %	16.7 %	330 bp	22.7 %	(270) bp

- Continued execution against strategic objectives leading to another record fourth quarter for Valvoline segment earnings

- Strong results led by growth in VIOC and international channels

[1] Ashland's earnings releases dated November 3, 2015, and July 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Fiscal Fourth Quarter 2015
Corporate Items



- Pension and other post-retirement adjustment of $246 million, pre-tax

- Net interest expense of $38 million

- Adjusted effective tax rate of 23%; full year rate of 23%
  - FY 2016 expectation is 24%-26%

- Trade Working Capital[1] finished the year at 18.8% of sales

- Capital expenditures totaled $118 million in fourth quarter and $265 million for full year
  - FY 2016 expectation is $320-340 million

- Free cash flow[2] generation of $130 million in fourth quarter and $324 million for full year
  - FY 2016 expectation of $325-$350 million

9

[1] Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables; calculated on a 13-month rolling basis.
[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND.

Margin Profile Expectations
FY 2016 and Long Term



> Execution and margin management expected to drive strong performance with ASH EBITDA margin **exceeding 20%** in 2016

Operating Segment	2015 Adjusted EBITDA %	Performance Drivers	2016 Adjusted EBITDA % Target	Expected Additional Long-term Margin Expansion (in bps)	Performance Drivers	Long-term Normalized EBITDA % Targets
Specialty Ingredients	23.3%	Growth in high-value-add areas and in emerging markets; cost efficiencies and SG&A savings; mix upgrades; somewhat offset by FX and energy	~24.0 %	100 - 300	Growth through new technology focused on regional needs; enhanced customer service leading to improved value	25 - 27 %
Performance Materials	12.6%	Volume growth and margin management in composites; plant efficiency and cost-outs; offset by I&S headwind and FX	~12.0 %	0 - 0	New application development leading to volume growth; mix improvement; efficient use and optimization of assets; offset by I&S headwind	10 - 12 %
Valvoline	20.9%	Continued VIOC store adds; Growth in target international markets; mix upgrade; favorable raw materials; improving domestic demand	~21.0 %	0 - 0	Continued volume increases in target high-growth international markets; additions to VIOC store count; continued mix upgrade	19 - 21 %

ASHLAND.



Appendix A:
Bridges





Ashland Q4 FY 2014 vs. Q4 FY 2015

Revenue Bridge

($ millions)
Preliminary
1,538
1%
-4%
-5%
-7%
-2%
1,280
Q4 2014
Volume
Price
Currency
Acq/Div/ Other1
Energy
Q4 2015

- Volume growth across key end markets offset by currency headwinds and divestitures; energy end market remains weak
- Raw material pass through was primary driver to lower overall pricing

12

[1] Divestitures includes elastomers, biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.

ASHLAND.

Adjusted EBITDA Bridge



($ millions)
Preliminary

35

272   **(3)**   **(13)**   **(17)**   **(9)**   **265**

Q4 2014	Volume/ Mix	Margin	SG&A Expenses	Currency Translation	Other	Q4 2015

- Strong margins contributed $35 million to EBITDA, more than offsetting currency headwinds
- Elastomers divestiture included in Other category, resulted in an $8 million headwind

13

ASHLAND.

Ashland Specialty Ingredients

Adjusted EBITDA Bridge





($ millions)
Preliminary
Q4 FY 2014 versus Q4 FY 2015
147
0
(1)
(2)
(11)
(4)
129
Q4 2014
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q4 2015

- Divestitures and exited product lines (biocides and RDP) included in the Other category
- Currency, driven by Euro, was an $11 million headwind

Ashland Performance Materials

Adjusted EBITDA Bridge





($ millions)
Preliminary
Q4 FY 2014 versus Q4 FY 2015
31
(10)
20
1
(2)
(7)
33
Q4 2014
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q4 2015

- Disciplined margin management in composites and I&S offset by weaker volumes and mix; Marl shutdown in prior-year period
- Other category includes $8 million impact from elastomers divestiture

Adjusted EBITDA Bridge



**($ millions)
Preliminary**

Q4 FY 2014 versus Q4 FY 2015



- Lower input costs, disciplined margin management and good volume/mix key to EBITDA growth

- Currency was a moderate headwind

ASHLAND.



Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]


110%
105%
100%
95%
Rolling Four Quarters
Specialty Ingredients
Performance Materials
Valvoline
Sept '13
Dec '13
Mar '14
Jun '14
Sept '14
Dec '14
Mar '15
Jun '15
Sept '15
Period Ended

[1] Excludes volumes associated with divestitures of elastomers and biocides for all periods. Excludes volumes associated with exited redispersible powders (RDP) product line for all periods.
ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.

ASHLAND.

Liquidity and Net Debt



($ in millions)

Liquidity	At Sept 30, 2015
Cash	$ 1,257
Available revolver and A/R facility capacity	1,023
Liquidity	$ 2,280

Debt	Expiration	Interest Rate	Moody's	S&P	At Sept 30, 2015
4.750% senior notes, par $1,125 million	08/2022	4.750%	Ba1	BB	$ 1,120
Term Loan A	06/2020[1]	L+175	Ba1	BB	1,086
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB	700
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB	376
A/R facility drawn[2]	12/2015	L+75			190
6.5% debentures, par $282 million	06/2029	6.50%	Ba2	B+	136
Revolver drawn[3]	06/2020	L+175	Ba1	BB	110
Other debt		Various			11
Total debt			Ba1/ Stable	BB/ Negative	$ 3,729
Cash					$ 1,257
Net debt (cash)					$ 2,472

[1] The Term Loan has a amortizing principal, starting in 2015, with complete repayment in 2020.

[2] AR securitization facility with maximum borrowing capacity of $250 million; Sept 30 capacity of $200 million

[3] $1.2 billion facility, including ~$77 million used for letters of credit

Scheduled Debt Repayments by Fiscal Year





Appendix C:
Business Profiles
12 Months Ended September 30, 2015

Corporate Profile



Sales[1] - $5.4 Billion

By business unit



Ashland Specialty Ingredients 42%

Ashland Performance Materials 21%

Valvoline 37%

By geography



North America[2] 53%

Europe 24%

Asia Pacific 16%

Latin America/ Other - 7%

[1] For 12 months ended September 30, 2015.

[2] Ashland includes only U.S. and Canada in its North America designation.

ASHLAND.

Corporate Profile



Adjusted EBITDA[1] - $1.1 Billion



Ashland Performance Materials 13%

Ashland Specialty Ingredients 49%

Valvoline 38%

NYSE Ticker Symbol:	ASH
Total Employees:	~10,500
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

[1] For 12 months ended September 30, 2015. See Appendix D for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
A global leader of cellulose ethers and vinyl pyrrolidones



Sales by Market[2]



Coatings 15%
Construction 8%
Energy 4%
Other Industrial Specialties 7%
Adhesives 15%
Personal Care 26%
Pharma 16%
Nutrition & Other Consumer Specialties 9%

Sales by Product



PVP 18%
Adhesive 13%
Actives - 6%
Vinyl Ethers 7%
Guar - 2%
Cellulosics 37%
Other[3] 17%

Sales by Geography



Europe 32%
Asia Pacific 19%
Latin America/Other - 10%
North America 39%

For 12 Months Ended September 30, 2015
Sales: $2.3 billion
Adjusted EBITDA: $527 million[1]
Adjusted EBITDA Margin: 23.3%[1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.
[2] Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.
[3] Includes Biocides' sales only through July 1, 2015.

ASHLAND.

Ashland Performance Materials

Global leader in unsaturated polyester resins and vinyl ester resins



Sales by Market



Transportation 15%
Electronics 5%
Other Process Industries 15%
Marine 14%
Construction: Infrastructure 6%
PU/TPU2 3%
Construction: Residential 11%
Construction: Industrial 31%

Sales by Product



Elastomers3 4%
Intermediates/ Solvents 28%
Composites 68%

Sales by Geography



Europe 37%
Asia Pacific - 14%
North America 43%
Latin America/ Other 6%

For 12 Months Ended September 30, 2015

Sales: $1.2 billion

Adjusted EBITDA: $146 million[1]

Adjusted EBITDA Margin: 12.6%[1]

1 See Appendix D for reconciliation to amounts reported under GAAP.

2 PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.

3 Includes sales only through December 1, 2014.

ASHLAND.

Valvoline: A leading worldwide producer and distributor of premium-branded lubricants and automotive chemicals



Sales by Market



DIFM: Valvoline Instant Oil Change 20%

Valvoline International 29%

DIFM: Installer Channel 22%

Do-It-Yourself 29%

Sales by Product



Lubricants 86%

Chemicals[3] - 7%

Antifreeze 5%

Filters 2%

International Sales by Region[2]



Australia 21%

Latin America/ Other – 19%

Asia Pacific ex Australia 37%

Europe 23%

For 12 Months Ended September 30, 2015
Sales: $2.0 billion
Adjusted EBITDA: $411 million[1]
Adjusted EBITDA Margin: 20.9%[1]

25

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 Includes nonconsolidated joint ventures.
3 Includes car care products' sales only through June 30, 2015.

ASHLAND.



Appendix D: Non-GAAP Reconciliation

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for 12 Months Ended September 30, 2015



($ millions, except percentages)

Sales[1]	Q4 15	Q3 15	Q2 15	Q1 15	Total
Specialty Ingredients	540	579	583	561	2,263
Performance Materials	256	278	286	338	1,157
Valvoline	484	510	481	492	1,967
Total	1,280	1,367	1,350	1,391	5,387

Adjusted EBITDA[1]	Q4 15	Q3 15	Q2 15	Q1 15	Total	Adjusted EBITDA Margin
Specialty Ingredients	129	137	142	119	527	23.3%
Performance Materials	33	27	44	42	146	12.6%
Valvoline	97	116	106	92	411	20.9%
Unallocated	6	10	9	9	35	
Total	265	290	301	262	1,119	

[1] Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

ASHLAND.

With good chemistry great things happen.™

Exhibit 99.3

Fourth Quarter Fiscal 2015 Earnings Prepared Comments

Ashland released results for the quarter ended September 30, 2015, at approximately 5 p.m. EST today. These results are preliminary until we file our Form 10-K with the Securities and Exchange Commission. A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will host a conference call and webcast on Wednesday, November 4, 2015, at 9 a.m. EST to discuss these results.

Slide 2: Forward Looking Statements, Regulation G: Adjusted Results

As shown on Slide 2, our remarks include forward-looking statements, as such term is defined under U.S. securities law.
We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved.
Please also note that we will be discussing adjusted results in this presentation. We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

Slide 3: Highlights

Ashland reported strong earnings per share (EPS) and EBITDA margin growth in the fiscal fourth quarter despite continued headwinds from foreign exchange, weak energy markets and the company's decision to divest or exit certain non-core product lines. While these factors reduced top-line results, the company's focus on higher-margin product lines, combined with disciplined margin management and the impact of previous share repurchases contributed to a 14 percent increase in adjusted EPS from the prior year. This marks another quarter of year-over-year EPS growth and EBITDA margin expansion. EBITDA margin climbed 300 basis points to 20.7 percent.

Currency remained a headwind to both sales (-$78 million) and EBITDA (-$17 million).

Ashland reported a GAAP loss of $0.88 per share from continuing operations. After adjusting for key items, earnings per share from continuing operations were $1.62 versus $1.42 in the year-ago period. Ashland's annual pension adjustment – in which gains and losses are recognized in the year that they occur – accounted for the vast majority of the key items in the quarter.

Separately, in late September Ashland announced a plan to create two industry-leading, publicly traded companies. We believe this decision creates tremendous opportunities for both companies – new Ashland and Valvoline – to focus on a distinct set of strategic objectives and go-to-market priorities. Separation planning and activities are well underway. Ashland is on track to complete the separation consistent with the previously stated timeline.

Slide 4: Key Items Affecting Income

In total, six key items had a net unfavorable impact on EPS from continuing operations of $2.50 in the fourth quarter. These items were as follows:

1) $7 million after-tax charge related to an impairment of in-process research and development within Ashland Specialty Ingredients. This will be the last such charge related to the acquisition of International Specialty Products (ISP) in 2011;
2) $5 million after-tax charge related to restructuring activities at a manufacturing facility plus internal separation costs;
3) $2 million after-tax charge related to adjustments made to environmental reserves during the quarter;
4) $12 million after tax charge associated with a customer claim;
5) $149 million after-tax charge related to our annual pension adjustment. Ashland recognizes pension gains and losses in the year they occur. This non-cash, book loss was primarily due to asset returns below our expected long-term rate of return; and
6) $6 million benefit related to discrete tax items.

The year-ago quarter included five key items with a net unfavorable impact on EPS from continuing operations of $1.77.

Slide 5: Adjusted Results Summary

EBITDA margin expanded 300 basis points from prior year despite currency headwinds and a soft energy market. Overall business mix, good cost execution and margin management drove the solid performance.

Sales were negatively affected by divestitures and exited product lines (-$102 million), currency translation (-$78 million) and continued weakness in the energy market (-$36 million). In addition, sales declined due to pricing adjustments related to lower raw material costs. However, business mix continues to be favorable due to growth in our higher-margin businesses, driving overall margin improvement.

Selling, general and administrative (SG&A) expenses increased sequentially by $22 million driven by higher corporate expenses which are primarily related to the completion of various transition services agreements, higher environmental reserves and pension/OPEB expenses during the fourth quarter.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

Ashland Specialty Ingredients (ASI) Fourth-Quarter Performance Summary
ASI continued to deliver on its stated goals of enhanced business mix, good cost control and positive price over cost. This performance led to an 80-basis-point increase in EBITDA margin when compared to the prior year. This marks the sixth consecutive quarter of year-over-year margin improvement for ASI. EBITDA margin was also consistent with the estimates Ashland outlined at the beginning of the fourth quarter.

Macroeconomic headwinds continued to weigh on sales and volumes during the quarter. As compared with the prior year, sales declined 15 percent. Weak energy markets (-6 percent), foreign currency translation (-5 percent) and exited product lines (-3 percent) were again headwinds to top-line results. Improved product and market mix, together with a focus on manufacturing cost discipline, drove a 240-basis-point improvement in gross margin from prior year. While SG&A was slightly favorable from prior year, on a sequential basis SG&A increased by $6 million driven by higher corporate supporting costs. EBITDA margin climbed 80 basis points to 23.9 percent. The 12 percent reduction in EBITDA was due primarily to foreign currency translation.

Consumer Specialties' sales declined 6 percent versus the prior year. Foreign currency translation accounted for nearly all of this decline. Within Consumer Specialties' end markets, we continue to see good penetration of our value-added product lines sold into the pharmaceuticals market, with sales growing 4 percent after adjusting for currency translation. We continue to gain share in our key technology platforms, where we have capitalized on some of our more differentiated controlled-release chemistries. Overall results within personal-care were mixed. Ashland's position in the oral-care market remains strong as consumers rely on the performance and functionality that our value-added ingredients deliver to the final product. However, the prior-year quarter was a strong quarter for our products sold into this market, creating a difficult year-over-year comparison. In addition we saw softer demand from our sun-care customers. These results were partially offset by another solid quarter for our products sold into the hair-care market. Our position in this market has been strengthened as a result of Ashland's strategic realignment last year where we added to ASI's technology platforms. Since then we have been able to leverage that technology to create new products and strengthen our customer relationships. In total, personal-care sales declined by a currency-adjusted 3 percent. Meanwhile, within the highly competitive nutrition market, we continue to face headwinds to sales and volumes from a market oversupply of a key thickening agent used in a wide variety of foods. In aggregate, Consumer Specialties remains strong as our teams continue to innovate and create new value-added functionality for our customers.

Industrial Specialties' sales declined 22 percent compared to the prior year. Nearly all of this decline can be attributed to the combined effect of soft energy markets (-11 percent), exited product lines (-6 percent) and foreign currency translation (-4 percent). Within coatings, Ashland continues to see good growth in both North America and EMEA. We expect coatings demand growth in these regions to continue and are excited about our previously announced hydroxyethylcellulose (HEC) expansion projects in Nanjing, China, and Hopewell, Virginia to continue serving these markets. Sales into the energy market declined as rig activity in North America remained sluggish in the quarter. Adhesives volumes and margins improved both on a sequential basis and year-over-year. We also saw growth in our construction additives product lines in Europe.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

<u>Outlook</u>
For the first quarter of fiscal 2016, we expect sales to decline sequentially, consistent with normal seasonality. We estimate first-quarter sales to be in the range of $490–$510 million. These results also incorporate the impact from current macro conditions. EBITDA margins are expected to be in the range of 20–21 percent.

Assuming foreign currency exchange rates remain at current levels, we expect to see improving comparisons to prior-year periods beginning in the second fiscal quarter. We also expect to begin lapping the headwinds from energy and exited product lines beginning in the third fiscal quarter.

Slide 7: Ashland Performance Materials – Adjusted Results Summary

Ashland Performance Materials (APM) Fourth-Quarter Performance Summary
APM results outperformed our expectations and exceeded the estimates we shared at the beginning of the fourth quarter. While volumes were generally soft within composites, overall margins improved, reflecting strong pricing discipline. The year-over-year comparison also benefited from the impact of an intermediates and solvents (I&S) plant turnaround in the prior-year period, partially offset by a composites plant turnaround during the most recent quarter. These factors, combined with the effects of divestitures and foreign exchange, led to a 6 percent year-over-year increase in EBITDA for APM. The prior-year quarter also included approximately $8 million of EBITDA contributed by the now-divested elastomers division. Foreign currency translation was also a $2 million headwind to EBITDA.

Results for composites were generally mixed for the quarter. Composites' volumes in Europe continued to grow, consistent with the adoption of our value-added products into residential construction markets. Volume strength in Europe was offset by softness in North American energy markets. While slowing industrial growth in China had a drag on volumes, we also faced a tough year-over-year comparison from strong sales of flue gas desulfurization products for pollution control systems in China in the prior year. Overall composites sales declined 18% for the quarter. The vast majority of this decline is due to unfavorable foreign currency translation and lower pricing reflecting lower raw-material costs. While the broader macro effects negatively affected top-line results, composites posted another good quarter of year-over-year margin expansion driven by solid pricing discipline. Margins remained strong as our strategic focus on product innovation and application development has continued to generate value for our customers. The planned turnaround of Ashland's maleic anhydride plant in Neal, West Virginia, in August reduced EBITDA by $5 million, consistent with previous expectations. This plant undergoes a planned turnaround approximately once every four years.

Within I&S, overall results outperformed our prior expectations due to diligent price control, lower raw-material costs and manufacturing cost discipline. However, year-over-year volume growth was offset by weaker product mix and generally soft butanediol (BDO) pricing reflecting a competitive market environment. When compared to the prior-year period, sales declined 22 percent. As previously noted, the turnaround of Ashland's BDO manufacturing facility in Marl, Germany, in the prior-year period reduced EBITDA by $8 million during that quarter.

Outlook
For the first quarter of fiscal 2016, we expect APM's results to decline sequentially, consistent with normal seasonality. Softer volumes in composites are expected to be offset by continued pricing discipline, despite lower raw-material costs. We expect to give back some margin within I&S due to more aggressive pricing in the marketplace. APM sales are expected to be in the range of $230–$250 million with EBITDA margin of 13.5–14.5 percent.

For modeling purposes, the first quarter of 2015 included approximately $2 million of EBITDA from the now-divested elastomers division.

Slide 8: Valvoline – Adjusted Results Summary

Valvoline Fourth-Quarter Performance Summary
Valvoline reported record fourth-quarter earnings with EBITDA rising 11 percent, to $97 million, versus the prior year. This marks the eighth consecutive quarter of year-over-year EBITDA growth. Results were driven by continued margin management, strong channel and product mix, strong same-store sales at Valvoline Instant Oil Change^{SM} (VIOC), and solid overall volume growth. Sales growth of our premium products, combined with good margin management, led to the 330-basis-point increase in EBITDA margin when compared to the prior year.

At VIOC, same-store sales at company-owned sites grew by nearly 9 percent. Average ticket increased 2 percent driven by a 3 percentage point increase in premium oil changes and increased revenues from ancillary services. In total, VIOC sales at company-owned stores grew 11 percent versus a year ago. Over the past year, VIOC added 20 stores, bringing the total to 942 stores at the end of September.

Within the DIY channel, lubricant volume was essentially unchanged. Mix was favorable during the quarter. As expected and reported last quarter, the number of promotions normalized during the fourth quarter and was consistent with the prior year.

Within Valvoline's international channel, volume grew 15 percent, driven by strong execution of our channel-building efforts, and favorable comparison given customer destocking in the year-ago period. Despite the volume growth, international sales declined 6 percent from prior year due to the impact of foreign currency translation. Overall, foreign currency had a negative impact of $26 million to Valvoline's sales and $3 million to Valvoline's earnings in the fourth quarter.

Overall mix continued to improve, with premium-branded lubricant sales volume increasing from 37.8 percent to 40.7 percent.

Outlook
For the fiscal first quarter, we expect sales to be in the range of $470–$480 million consistent with normal seasonality patterns. EBITDA margin is expected to remain consistent at approximately 20 percent.

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^{SM} Service mark, Ashland or its subsidiaries, registered in various countries

Slide 9: Fiscal Fourth Quarter 2015 – Corporate Items

We incurred a $246 million pre-tax, non-cash pension and other post-retirement charge. This charge was primarily driven by asset returns during fiscal 2015 that were below our expected long-term rate of return. Ashland's mark-to-market pension and other post-retirement accounting requires that actuarial gains and losses be recognized in the year in which they occur.

As reported previously, during the third quarter Ashland used proceeds from its new $1.1 billion senior unsecured term loan to make a $500 million voluntary contribution to the U.S. qualified pension plans. As a result of this voluntary contribution, Ashland does not expect to have any required contributions to the U.S. qualified pension plans in fiscal year 2016. Funded status of the U.S. qualified plans at the end of 2015 was in the low- to mid-80 percent range. Looking to 2016, total contributions to non-qualified U.S. pension plans, U.S. OPEB plans, and international pension and OPEB plans are expected to be approximately $50 million, which is consistent with contribution amounts for these plans in 2015.

Adjusted corporate income was $34 million for the full year of fiscal 2015. For modeling purposes, we expect adjusted corporate income in 2016 of approximately $40-$50 million, with the increase primarily driven by higher expected pension and other post-retirement income.

Net interest expense in the quarter was $38 million, bringing the full year total to $160 million, or $154 million when adjusted for key items. We expect net interest of approximately $170 million in 2016 assuming no change to 3 month LIBOR rates. The increase in interest expense is due primarily to the forecasted full year impact of an increased debt balance.

The adjusted effective tax rate for the quarter was 23 percent, lower than our prior expectation. The decrease was driven primarily by discrete items. The full year rate of 23 percent was consistent with full fiscal year rate expectations in the range of 23-25 percent. For 2016, we expect our adjusted effective tax rate to be 24-26 percent. However, it should be noted that a number of variables can affect the rate from quarter to quarter. We will continue to share our expectations each quarter regarding the full-year rate.

Trade working capital finished the year at 18.8 percent of sales. This is in line with our previously reported expectations of approximately 18.5 percent in 2015. We expect trade working capital as a percent of sales to be in the range of 19-20 percent in 2016.

Capital expenditures were $118 million in the quarter, bringing the total for the fiscal year to $265 million. This is consistent with our previously reported full year expectations of approximately $265-$275 million. For 2016, we expect to increase capital expenditures to a range of $320-$340 million. The increase is due primarily to previously announced capacity expansions to support growth within ASI's key technology platforms in addition to increased investment in Valvoline's digital infrastructure.

Free cash flow during the quarter was $130 million, bringing the total for the full year to $324 million. For fiscal 2016, we expect operating cash flow to increase by approximately $90 million for 2015. Earnings growth, reduced pension contributions and not having cash costs related to the restructuring program should be somewhat offset by increased investments in working

Slide 9: Fiscal Fourth Quarter 2015 – Corporate Items

capital leading to the year-over-year increase. The previously mentioned increase in capital spending should lead to free cash flow of $325-$350 million in 2016.

Ashland's liquidity position remains very strong. At the fiscal year end, Ashland had approximately $2.3 billion of available liquidity, including $1.3 billion in cash. Nearly all of this cash is held outside the U.S.

Slide 10: Margin Profile Expectations – FY 2016 and Long Term

Each of Ashland's business units continues to execute on the previously stated near- and long-term strategic goals. ASI, APM and Valvoline each generated adjusted EBITDA margins that met or exceeded our outlook for the fourth quarter and the full year. Management expects that continued execution will deliver results in 2016 with EBITDA margins exceeding 20 percent for Ashland overall.

ASI's focus on the higher-value-added areas of the market, where underlying growth rates remain healthy, worked well throughout 2015. Looking forward, management expects ASI's full-year EBITDA margin in fiscal 2016 to be around 24 percent. The long-term target remains in the range of 25-27 percent.

APM's disciplined margin management yielded solid results in 2015. Consistent with these results and assuming the current raw-material environment remains unchanged, management expects full-year EBITDA margin in fiscal 2016 to be approximately 12 percent, consistent with 2015 results. We expect the long-term target to be in the range of 10-12 percent.

Valvoline continues to execute against its stated strategic goals and delivered strong results in 2015. Management expects full-year EBITDA margin in fiscal 2016 to be approximately 21 percent, consistent with 2015 results. We expect the long-term target to be in the range of 19-21 percent.

End of Prepared Remarks